Company

Merrill Lynch International

TIDM

TTP

Headline

EMM Disclosure

Released

14:43 29 Jan 2003

Number

7812G


FORM 38.5 (SUMMARY)


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM
Merrill Lynch International

Date of disclosure
29 January 2003

Date of dealing
28 January 2003

Telephone number
020 7996 1038

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

28 January 2003

Sainsbury (J) Plc - Common

Morrison (W.M) Supermarkets - Common

Oxford Glycosciences Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:
0171 638 0129


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Sainsbury (J) Plc

Class of security
Common

Date of disclosure
29 January 2003

Date of dealing
28 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Trackdean Investments Ltd

Number of securities purchased
2,331,225

Highest price paid*
GBP
2.39

Lowest price paid*
GBP
2.33

Number of securities sold
3,017,904

Highest price paid*
GBP
2.39

Lowest price paid*
GBP
2.32

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Morrison (W.M) Supermarkets

Class of security
Common

Date of disclosure
29 January 2003

Date of dealing
28 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Trackdean Investments Ltd

Number of securities purchased
243,591

Highest price paid*
GBP
1.71

Lowest price paid*
GBP
1.65

Number of securities sold
264,994

Highest price paid*
GBP
1.69

Lowest price paid*
GBP
1.65

*Currency must be stated


FORM 38.5


Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:


DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in
Oxford Glycosciences Plc

Class of security
Common

Date of disclosure
29 January 2003

Date of dealing
28 January 2003

Name of EMM
Merrill Lynch International

Name of offeree/offeror with whom connected
Cambridge Antibody Tech Group

Number of securities purchased
5,583

Highest price paid*
GBP
1.74

Lowest price paid*
GBP
1.74

Number of securities sold
Nil

Highest price paid*
n/a

Lowest Price Paid*
n/a

*Currency must be stated
END